May 23, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

       Re: Change Healthcare Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 14, 2019
           File No. 333-230345

Dear Mr. de Crescenzo:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed May 14, 2019

Summary Historical Financial and Other Data
Summary Historical Consolidated Financial Data of Change Healthcare LLC, page
22

1. This comment is in reference to prior 2 comment issued in our comment letter dated
       March 29, 2019, and your related response and revised disclosures filed on April 5, 2019.
       We believe that excluding amortization expense related to acquired intangible assets results in an individually tailored accounting principle. As such, please revise to remove this adjustment. Refer to the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
2. If you continue to present the non-GAAP measure Adjusted Net Income in future filings, please revise to supplement the presentation to show a separate, more concise reconciliation of this measure to the most comparable GAAP measure of Net Income. To
 Neil E. de Crescenzo
Change Healthcare Inc.
May 23, 2019
Page 2
         this extent, each of the non-GAAP measures Adjusted EBITDA and Adjusted Net Income would be separately reconciled to GAAP Net Income in order to comply with the guidance in Item 10(e)(i)(B) of Regulation S-K.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                           Sincerely,
FirstName LastNameNeil E. de Crescenzo
                                                           Division of
Corporation Finance
Comapany NameChange Healthcare Inc.
                                                           Office of
Information Technologies
May 23, 2019 Page 2                                        and Services
FirstName LastName